U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended ______________	Commission File Number _______________

Tasman Metals Ltd.
 (Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#1305 - 1090 West Georgia Street
 Vancouver, British Columbia, V6E 3V7
 (604) 685-9316
 (Address and telephone number of Registrant’s principal executive offices)

Fay M. Matsukage, Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300, Denver, Colorado 80203
(303) 777-3737
 (Name, address (including zip code) and telephone number
 (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange On Which Registered:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yest” is marked, indicate the file number assigned to the Registrant in connection with such Rule.Yes[  ] 82-_____ No[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes    [  ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  Yes[  ] No[  ]

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking information within the meaning of applicable securities laws.  We use words such as “may,” “should,” “anticipate,” “plan,” “expect,” “believe,” “estimate” and similar terminology to identify forward-looking information.  It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.  Forward-looking information involves known and unknown risks, uncertrainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements.  Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Registrant of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our European activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Mangement’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement in accordance with Canadian disclosure requirements, which are different from those of the United States.  We prepare our financial statements, which are filed with this registration statement in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 18 of our audited financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 under the Securities Act of 1933.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY DISCLOSURE

All currency amounts in this registration statement are stated in Canadian dollars unless otherwise indicated.

DESCRIPTION OF SECURITIES REGISTERED

The securities of the Company are described as an “unlimited number of common shares without par value”.  Holders of the Company’s Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to participate ratably in any dividend declared by the Board of Directors on the Common Shares, and are entitled to participate equally with all outstanding shares on any distribution of the Company’s assets on a winding-up, liquidation or dissolution of the Company.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents, set forth in the Exhibits to this Form 40-F, are incorporated by reference in this Registration Statement:

99.1 – 99.39	Press Releases of the Registrant

99.40 – 99.48	Material Change Reports of the Registrant

99.49 – 99.72	Annual and Interim Financial Statements

99.73 – 99.75	Notices of Meeting and Management Information Circulars of the Registrant

99.76	Technical Reports

99.77–99.78	Consents

99.79–99.81	Other

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrent with the filing of this registration statement on Form 40-F, the Registrant is filing a Form F-X with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TASMAN METALS LTD.

/s/ Mark Saxon
Mark Saxon
President and Chief Executive Officer

Date: March 25, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

Press Releases

99.1	News Release dated October 29, 2009
99.2	New Release dated November 2, 2009
99.3	News Release dated November 16, 2009
99.4	News Release dated December 3, 2009
99.5	News Release dated December 10, 2009
99.6	News Release dated December 16, 2009
99.7	News Release dated January 7, 2010
99.8	News Release dated February 3, 2010
99.9	News Release dated February 24, 2010
99.10	News Release dated March 4, 2010
99.11	News Release dated March 8, 2010
99.12	News Release dated March 29, 2010
99.13	News Release dated March 31, 2010
99.14	News Release dated April 6, 2010
99.15	News Release dated April 8, 2010
99.16	News Release dated April 26, 2010
99.17	News Release dated May 4, 2010
99.18	News Release dated June 3, 2010
99.19	News Release dated June 8, 2010
99.20	News Release dated June 24, 2010
99.21	News Release dated July 8, 2010
99.22	News Release dated July 14, 2010
99.23	News Release dated July 22, 2010
99.24	News Release dated August 5, 2010
99.25	News Release dated August 31, 2010
99.26	News Release dated September 14, 2010
99.27	News Release dated October 5, 2010
99.28	News Release dated October 29, 2010
99.29	News Release dated November 15, 2010
99.30	News Release dated November 16, 2010
99.31	News Release dated November 18, 2010
99.32	News Release dated November 22, 2010
99.33	News Release dated November 26, 2010
99.34	News Release dated November 30, 2010
99.35	News Release dated December 15, 2010
99.36	News Release dated January 18, 2011
99.37	News Release dated January 19, 2011
99.38	News Release dated March 11, 2011
99.39	News Release dated March 24, 2011

Material Change Reports of the Registrant

99.40	Material Change Report dated November 5, 2009
99.41	Material Change Report dated November 5, 2009

99.42	Material Change Report dated December 7, 2009
99.43	Material Change Report dated March 4, 2010
99.44	Material Change Report dated March 31, 2010
99.45	Material Change Report dated June 9, 2010
99.46	Material Change Report dated November 22, 2010
99.47	Material Change Report dated December 3, 2010
99.48	Material Change Report dated December 3, 2010

Annual and Interim Financial Statements, Management Discussion and Analysis and Certifications

99.49	Audited Consolidated Financial Statements for the years ended August 31, 2009 and the period August 27, 2007 (date of incorporation) to August 31, 2008
99.50	Management Discussion & Analysis for the year ended August 31, 2009
99.51	Form 52 - 109FV1 - Certificate of Annual Filings - CEO
99.52	Form 52 - 109FV1 - Certificate of Annual Filings - CFO
99.53	Interim Consolidated Financial Stateements for the three months ended November 30, 2009
99.54	Management Discussion & Analysis for the three months ended November 30, 2009
99.55	Form 52 - 109FV2 - Certificate of Interim Filings - CEO
99.56	Form 52 - 109FV2 - Certificate of Interim Filings - CFO
99.57	Interim Consolidated Financial Stateements for the six months ended February 28, 2010
99.58	Management Discussion & Analysis for the six months ended February 28, 2010
99.59	Form 52 - 109FV2 - Certificate of Interim Filings - CEO
99.60	Form 52 - 109FV2 - Certificate of Interim Filings - CFO
99.61	Interim Consolidated Financial Stateements for the nine months ended May 31, 2010
99.62	Management Discussion & Analysis for the nine months ended May 31, 2010
99.63	Form 52 - 109FV2 - Certificate of Interim Filings - CEO
99.64	Form 52 - 109FV2 - Certificate of Interim Filings - CFO
99.65	Audited Consolidated Financial Statements for the years ended August 31, 2010 and 2009 (with reconciliation to US GAAP)
99.66	Management Discussion & Analysis for the year ended August 31, 2009
99.67	Form 52 - 109FV1 - Certificate of Annual Filings - CEO
99.68	Form 52 - 109FV1 - Certificate of Annual Filings - CFO
99.69	Interim Consolidated Financial Stateements for the three months ended November 30, 2010
99.70	Management Discussion & Analysis for the three months ended November 30, 2010
99.71	Form 52 - 109FV2 - Certificate of Interim Filings - CEO
99.72	Form 52 - 109FV2 - Certificate of Interim Filings - CFO

Notices of Meeting and Management Information Circulars of the Registrant

99.73	Notice of Meeting and Record Date
99.74	Management Information Circular
99.75	Form of Proxy

Technical Reports

99.76	NI 43 101 Technical Report, Norra Karr REE-Zirconium Project, Granna, Sweden dated January 20, 2011

Consents

99.77	Consent of Geoffrey C. Reed, B App Sc
99.78	Consent of D&H Group LLP, Chartered Accountants

Other

99.79	Notice of Change of Corporate Structure dated October 27, 2009
99.80	President’s Report to the Shareholders dated February 4, 2011
99.81	Return Card